VIA EDGAR Mr. Rufus Decker Accounting Branch Chief Mail Stop 7010 Securities and Exchange Commission Division of Corporation Finance 100 F St., N. E. Washington, DC 20549-7010 July 7, 2009

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal’s responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated June 17, 2009. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

1.	We note from your proxy statement that three of your directors failed to timely file a change in beneficial ownership form. Please ensure that in future filings you accurately check (or leave unchecked) the Item 405-related box on your Form 10-K cover page.

In future filings, we will accurately check (or leave unchecked) the Item 405-related box on our Form 10-K cover page.

2.	Your credit facility agreement requires you to maintain certain financial covenants as of the end of each calendar month. If it is reasonably likely that you will not be in compliance with any of your material debt covenants, please revise your future filings to disclose the actual ratios/amounts as of each reporting date in addition to your current disclosure of the required ratios/amounts. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please show us in your supplemental response what the revisions will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non- GAAP Financial Measures dated June 13, 2003.

Currently, we are in compliance with all of our debt covenants and we have no reason to believe that we will not continue to be in compliance with them. If that situation should change, we will make the described disclosures.

3	.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in future filings:

· A qualitative and quantitative description of the material assumptions used when evaluating goodwill for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
· If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Please show us in your supplemental response what the revisions will look like.

With respect to the first bullet, we will consider including information similar to the following in future filings (with proposed additions denoted in italics and deletions denoted by strikethrough):

Goodwill

Goodwill and intangible assets with indefinite useful lives are not amortized and are tested at least annually for impairment. We perform our annual analysis as of the fourth quarter of each fiscal year and in any period in which indicators of impairment warrant an additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management's estimate of the fair value of a reporting unit with its carrying value, including goodwill. Reporting units for the purpose of goodwill impairment calculations are components one level below our reportable operating segments.

Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Significant judgments and assumptions including determination of an appropriate discount rate, projecting revenue growth and gross margins, estimating operating and interest expense and projecting capital expenditure levels are involved in making these fair value estimates, with the most material estimates being projected growth rate and discount rate. The growth rate is the expected rate at which a reporting unit’s cash flow is projected to grow in future periods. It is based on management’s best estimate of the long-term growth rate of the Company and is applied to management’s 2009 budget. We developed a weighted average cost of capital (WACC) to discount the expected future cash flows. WACC is an estimate of the overall after-tax rate of return required by equity and debt market participants of a business enterprise, with the weighting of returns based on the capitalization of comparable companies. While we use the best available information to prepare our cash flow and WACC assumptions, actual future cash flows, costs of capital or market conditions could differ significantly resulting in future impairment and charges related to recorded goodwill balances. ~~As a result, actual results may differ from the estimates utilized in our discounted cash flow analysis. The use of alternate judgments and/or assumptions could result in significantly different fair value estimates and therefore different decisions about the appropriate recognition of impairment charges in the financial statements.~~

The table below presents the impact that a hypothetical adverse change in our assumptions for projected growth rate and discount rate would have on the estimated fair value of our reporting units, summarized by segment, assuming all other assumptions and factors remained constant:

Decrease in Fair Value
Resulting From
20% Decrease
	in Projected	10% Increase in
Reporting Unit	Growth Rate	Discount Rate
Engineering	($4.9 million)	($11.7 million)
Construction	($1.2 million)	($2.8 million)
Automation	($0.5 million)	($1.3 million)
Land	($0.6 million)	($1.3 million)

These hypothetical changes would not lead to step 2 of the goodwill impairment test being necessary for the reporting units within the Engineering, Construction or Land segments. However, under either hypothetical change, step 2 of the goodwill impairment test would be required for the Automation segment, which could result in an impairment charge of up to $___ million.

~~The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it negatively impacts our results of operations and financial position.~~

The results of our annual goodwill impairment analysis for the year ended December 31, 2008 indicated no impairment to the recorded value of our goodwill assets. The Company recognized $432,000 of impairment in our Automation segment in 2007 and did not recognize impairment for the year ended December 31, 2006. If the economic downturn causes the value of one or more of the Company's subsidiaries to decline, the Company might have goodwill impairment in future years.

With respect to the second bullet, we will include disclosures similar to the following, to the extent applicable:

Our methodologies for performing our goodwill impairment analysis have not changed from the prior year. However, we did change our assumptions relating to growth rate (decreased approximately ___ %) and discount rate (increased approximately __ %) for the current year analysis. These changes were primarily made in response to current economic conditions and resulted in a decrease of $___ million, $___ million, $___ million and $___ million in the fair value of the reporting units within our Engineering, Construction, Automation and Land segments, respectively.

4.	You disclose on page 18 that you provide the manufacturers’ limited warranty coverage for products you re-sell. Please tell us what consideration you gave to disclosing your warranty liability activity for each period presented. Refer to paragraph 14 of FIN 45.

The warranties referenced in this statement are warranties of unrelated manufacturers that ENGlobal passes through to its customers on the products it resells. We have no liability or obligation under these warranties.

5.	We note your presentation of comprehensive income (loss) on page 63. Paragraph 22 of SFAS 130 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements. As such, please revise your future filings to present your statement of comprehensive income within (1) your statement of operations, (2) your statement of stockholders’ equity, or (3) as a separate financial statement. Please refer to Appendix B of SFAS 130 for illustrative examples and show us in your response how you will revise your future filings accordingly.

We have only one component of other comprehensive income that applies to our business and that component is immaterial. Specifically, our accumulated other comprehensive income is one tenth of one percent of our total equity. Therefore, we have relied upon the statement immediately following paragraph 34 of SFAS 130: “The provisions of this Statement need not be applied to immaterial items.” Based on this, we do not believe we are required to present a separate statement of other comprehensive income. We will continue to monitor our comprehensive income position and revise it as appropriate. If a statement is required, then we will select an appropriate statement presentation based on Appendix B of SFAS 130.

6.	You disclose on page 37 that gains and losses on the sale of fixed assets are recognized in other income (expense). If the fixed assets that are retired or disposed of are not a component of an entity, the resulting gains and losses should be included in operating income. See paragraph 45 of SFAS 144.

Please revise in future filings accordingly.

In future filings, ENGlobal will show gains and losses resulting from the retirement or disposal of fixed assets that are not a component of an entity as operating income or loss.

7.	It appears from your disclosures on page 36 there may be a number of material income and expense items partially offsetting one another within the line item “interest and other expense”. Therefore, in the interest of transparency to investors, please revise your financial statement footnotes in future filings to provide a detailed listing of the components of the line item “interest and other expense” for each period presented.

In future filings, ENGlobal will include a detailed list of the material components of the line item “interest and other expense” in our financial statement footnotes for each period presented.

8.	You disclose that checks that have not yet been paid by banks at a reporting date are reclassified to accounts payable in financial statements. Please revise your future filings to disclose the related amounts that were reclassified to accounts payable for each period presented.

In future filings, ENGlobal will disclose the related amounts that were reclassified to accounts payable for each period presented.

9.	Please revise your future filings to disclose the number of antidilutive shares, if any, by each type of security for each period presented. See paragraph 40(c) of SFAS 128.

In future filings, ENGlobal will disclose the number of antidilutive shares, if any, by each type of security for each period presented.

10.	Please expand your disclosures in future filings to quantify the following as required by Rule 5- 02.3(c)(4) of Regulation S-X and Financial Reporting Release Section 206:

· the amount of billed or unbilled amounts representing claims or other similar items subject to uncertainty; and
· the amount of retainage, costs in excess of billings, and trade receivables that are expected to be collected in more than one year from the balance sheet date.

Please show us in your supplemental response what the revisions will look like.

In response to bullet one, our current unbilled amounts may be subject to uncertainty inherent in the normal course of business such as the requirement of manager approval prior to release or pending change orders. These items are not quantifiable and we do not believe that they are significant enough to warrant separate disclosure. In future filings, we will provide disclosure of any material items, billed or unbilled, that are subject to uncertainty concerning determination or ultimate realization.

In response to bullet two, we present a classified balance sheet in which current assets are not combined with non-current amounts. However, our contract arrangements may, on occasion, include amounts of retainage expected to be collected after one year. We will, in future filings, disclose any receivable amounts that we do not expect to collect until after one year from the balance sheet date.

In future filings, we will include information similar to the following (with proposed additions denoted in italics):

The components of trade receivable as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(in thousands)
Amounts billed	$63,765	$47,941
Amounts unbilled	34,157	16,322
Retainage	389	1,283
Less: Allowance for uncollectible accounts	(2,288)	(1,405)
Trade receivables, net	$96,023	$64,141

Scenario 1: If no claims are included and no items are collectible more than one year after the balance sheet date:

Subject to our reserve for uncollectible accounts, all amounts listed are believed to be collectible within a year. There are no amounts billed or unbilled representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization.

Scenario 2:    If claims are included and items are collectible more than one year after the balance sheet date:

We believe that amounts billed and unbilled, as well as retention balances, shown in the table above are collectible within a year from the respective balance sheet dates. Retention balances of $____ and $ _____ have been classified to long term and are expected to be collected in 2010 and 2011, respectively.

The billed accounts receivable amount includes $ _____ in claims subject to uncertainty concerning their determination or ultimate realization due to ______ issues. Substantially all of these claims are expected to be negotiated and collected within one year.

11.	The amount of your unbilled trade receivables as of December 31, 2008 compared to the prior year period more than doubled from $16 million to $34 million. Please tell us the extent to which the $34 million of unbilled trade receivables as of December 31, 2008 remained unbilled as of March 31, 2009. If a significant portion of these receivables remained unbilled as of March 31, 2009, please tell us the reasons why.

Of the $34 million of unbilled trade receivables as of December 31, 2008, only $180,000 or 0.5% remained in unbilled trade receivables as of March 31, 2009. We believe this amount is insignificant.

12.	Please revise your future filings to more clearly explain the nature of your reserve for known contingencies and the types of contingencies it is intended to cover. For example, it is unclear if your reserve for known contingencies is intended to represent amounts owed for self-insurance liabilities and litigation accruals. Refer to paragraphs 9 and 14 of SFAS 5. Please show us in your supplemental response what the revisions will look like.

Our future filings will more clearly explain the nature of our reserve for known contingencies and the types of contingencies that the reserve is intended to cover. We plan to include information similar to the following in future filings (with proposed additions denoted in italics):

The components of other current liabilities as of December 31, 2008 and 2007 are as follows:

	2008	2007
	(in thousands)
Reserve for known contingencies	$2,266	$1,777
Accrued interest	255	292
Other	373	819
Other current liabilities	$2,894	$2,888

Our reserve for known contingencies consists primarily of litigation accruals and related legal fees and of earnout amounts that may become due under the terms of acquisition agreements. The remaining contingencies are comprised of smaller items related to severance payouts and cash settlements relating to Restricted Stock Units.

13.	Please revise your future filings to disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. Please show us in your supplemental response what the revisions to your future filings will look like. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

In future filings, ENGlobal will disclose how we account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in our leases. We will also disclose the items that are included in our minimum lease payments that are recognized on a straight-line basis over the minimum lease term.

We will include information similar to the following in future filings (with proposed additions denoted in italics):

The Company leases equipment and office space under long-term operating lease agreements. The future minimum lease payments on leases (with initial or remaining non-cancelable terms in excess of one year) as of December 31, 2008 are as follows:

Operating
(in thousands)
Years Ending December 31,
2009	$5,353
2010	4,819
2011	3,991
2012	2,636
2013 and after	5,789
Total minimum lease payments	$22,588

Rent expense for the years ended December 31, 2008, 2007 and 2006 was $3,894,000, $3,875,000 and $5,502,000, respectively. Certain of our lease agreements may include items such as abated lease payments, capital improvement funding, step rent provisions and escalation clauses that affect the lease payment schedule and do not qualify as contingent rentals. These items have been included in the minimum lease payment amount on a straight-line basis over the minimum lease term. Any lease payments that are dependent on a factor related to the future use of the property have been excluded from the minimum lease payment amount and are recognized as incurred.

14.	We note your disclosure on page 46 regarding “circumstances preventing the timely internal processing of invoices in [your] Automation segment.” Please explain in your response the nature of these circumstances and tell us how you considered whether this impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

The statement regarding circumstances that prevented the timely internal processing of invoices in our Automation segment referenced a very large hurricane recovery project that contained both engineering services and purchasing of equipment and material. During November and December, 2008, the Company received a large number of vendor invoices for the purchasing activity on this project. Our internal controls procedures require project manager approval of these items before they may be processed through our accounts payable and billings processes. In addition, the client required an additional level of approval from its on-site project manager in order to release the invoices to the client. The client’s approval could only be obtained at a regularly scheduled weekly meeting. Holiday and vacation schedules of both our project manager and the client’s project manager delayed the approval process. Therefore, several periods of invoices were finalized and simultaneously placed into accounts receivable. These events do not impact our conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2008.

15.	We note that your disclosure controls and procedures are effective to the extent set forth under the subheading “Evaluation of Disclosure Controls and Procedures.” However, your disclosure does not provide the full definition of “disclosure controls and procedure,” as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures were effective as of December 31, 2008 insofar as they are designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and they include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either use the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

We confirm that our disclosure controls and procedures were effective as of December 31, 2008 insofar as they are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In addition, in future filings we will provide the full definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) of the Exchange Act.

16.	In future filings, please indicate who signed your Form 10-K in the capacity of controller or principle accounting officer. See Instruction D(2)(a) of Form 10-K.

In future filings, ENGlobal will indicate who signed our Form 10-K in the capacity of controller or principle accounting officer.

17.	You disclose on page 15 that you have past due account balances totaling $11.9 million for three significant customers. Please consider providing a rollforward of the allowance for doubtful accounts in future filings so that investors are more clearly able to determine any significant changes to your allowance during interim periods.

In future filings, ENGlobal will consider including a rollforward of the allowance for doubtful accounts so that investors are more clearly able to determine any significant changes to our allowance during interim periods.

18.	Please revise your discussion of the Bigler claim in future filings to disclose the amount of the accrual, if any, that you have recorded. Please also disclose the range of loss in excess of amounts accrued or state that such an estimate cannot be made. Refer to paragraphs 8-10 of SFAS 5 as well as SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

The Bigler dispute involves collection of $3 million due under a contract. We believe this amount is fully collectible. In the future, we will consider increasing our provision for uncollectible receivables if changes in conditions warrant.

Because the Bigler claim is subject to on-going litigation, we believe that if, in the future, the Company increases its provision for uncollectible receivables, it would be detrimental for the Company to disclose the specific amount of the increase.

19.	We note your discussion of the impact of the current business environment. We urge you to find ways to revise your future filings to provide additional quantitative disclosures that convey to investors the current and ongoing risks that you face due to developments in the current business environment. We believe that you should provide detailed rather than general disclosures regarding these risks and exposures. For example, you should discuss the impact the developments in the current business environment could have on your revenues and correspondingly income from operations. Please show us in your supplemental response what the revisions will look like.

We will revise future filings to disclose additional detail relating to the impact of the current economic environment on our business. The Company believes it would be difficult to disclose forward-looking information that accurately evaluates the quantitative impact of risks to its business. However, the Company will provide additional detail in its MD&A disclosure about the qualitative impact of risks on revenues and income from operations. The quarterly and annual MD&A disclosure would be revised in future in the following form, with changes as needed:

Recent deteriorating macroeconomic conditions are creating uncertainty regarding demand in the markets into which we sell our services. Large integrated oil and gas companies, which comprise many of our engineering services customers, typically reduce spending when the price of crude oil does not make their projects financially advantageous. Our developer clients are negatively impacted by unavailability of funding for projects in which we could participate. We have experienced a slow-down in payments of accounts receivable which, if not rectified, could result in an impairment charge in the future.

We believe that our revenues have been adversely affected by recent macroeconomic conditions, including the factors noted above, and our revenue for the remainder of fiscal 2009 may continue to decline until these conditions improve. Future adverse changes in market conditions or poor operating results could result in losses or an increased inability to recover the accounts receivable owed. The extent to which these conditions will persist and the overall impact they will have on our customer spending is not clear.

The following disclosure may be appropriate for segment and SG&A sections of the MD&A:

Revenue in our ____ business declined due to adverse economic conditions, causing the ratio of selling, general and administration expenses to revenue to increase approximately __ basis points.

20.	Please revise your future filings to discuss in greater detail the business reasons for the changes between periods in gross profit and operating income for each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, your gross profit percentage for the Automation segment increased significantly from 10% for 2007 to 13.9% for 2008, however, your analysis does not sufficiently explain the reasons for the increase. Please show us in your supplemental response what the revisions will look like. See Item 303(a)(3) of Regulation S-K.

In future filings, ENGlobal will discuss in greater detail the business reasons for the changes between periods in gross profit and operating income for each of our segments except to the extent that such disclosure would require disclosure of ENGlobal’s competitively sensitive information. In circumstances where there is more than one business reason for the change, we will quantify when possible the incremental impact of each individual business reason. We will include information similar to the following in future filings (with proposed additions denoted in italics):

Engineering Segment Results

Gross profit:
Our Engineering segment’s gross profit decreased $5.3 million, or 53.5%, to $4.6 million for the three months ended March 31, 2009, from $9.9 million for the comparable period in 2008. As a percentage of the total Engineering segment revenue, gross profit decreased by 8.2% to 10.8% from 19.0% for the three months ended March 31, 2009 and 2008, respectively. Of the overall $5.3 million decrease in gross profit, $3.5 million was attributable to increased costs, while decreased revenues contributed to $1.8 million of overall decrease. Generally, clients are awarding new work based on competitive bidding. These lower margins have accounted for 3.9% of the overall decrease in gross profit percentage. In response to the decrease in work, we have decreased our number of employees. However, realization of the cost savings associated with reducing our workforce lags a period of increased overhead costs associated with employees being removed from projects and being carried as non-billable employees prior to termination. The additional costs of carrying these extra employees accounts for 4.3% of the overall gross profit percentage change.

Operating Income:
Operating income for the Engineering segment decreased $5.3 million, or 61.6%, to $3.3 million for the three months ended March 31, 2009, from $8.6 million for the comparable prior-year period. As a percentage of the total Engineering segment revenue, operating income decreased by 8.8% to 7.7% for the three months ended March 31, 2009, from 16.5% for the comparable prior-year period. 3.9% of the operating income decrease was due to lower margin work because of client pressures for competitive bidding, 4.3% was due to the additional costs of carrying extra employees and 0.6% was due to increased SG&A costs for increased facilities expense.

Automation Segment Results

Gross profit:
The Automation segment’s gross profit increased approximately $1.9 million, or 190.0%, to $2.9 million for the three months ended March 31, 2009, from $1.0 million for the comparable prior-year period. As a percentage of the total Automation segment revenue, gross profit increased by 3.9% to 13.9%, from 10.0% for the three months ended March 31, 2009 and 2008, respectively. Our Automation segment focused on managing costs more efficiently in 2009. The segment increased its gross margin for 2009 because it maintained the 2008 level of indirect and non-reimbursable costs even though 2009 revenues increased 98% over 2008 revenues.

Operating Income:
Operating income increased $1.2 million, or 300.0%, to $1.6 million for the three months ended March 31, 2009 from $0.4 million for the three months ended March 31, 2008. As a percentage of the total Automation segment revenue, operating income also increased by 3.9% to 7.9% for the three months ended March 31, 2009, from 4.0% for the comparable prior-year period. The increase in operating margin was due to the segment’s ability to maintain the same level of indirect, non-reimbursable and overhead costs as 2008 even with the significant increase in revenues.

In reviewing the MD&A gross profit and operating income sections for our segments, it was determined that the changes in both the Construction and Land segments were insignificant and did not warrant additional information at this time. However, future filing will include additional information as necessary.

21.	Please clarify your disclosure in future filings to explain what you mean by the statement that many of your clients are “focusing more on run.”

In future filings, ENGlobal will clarify the statement that many of our clients are “focusing more on run and maintain type smaller projects.”

22.	We note the role that company performance plays in your decisions to make annual cash incentive awards and long-term incentive awards. In future filings, please provide a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers for the applicable fiscal year. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific form and level of compensation for that fiscal year. For example, we note minimal, if any, analysis as to how the magnitude of the bonus was determined for each executive officer. Similarly, we note that you granted Mr. Kelley options to acquire 40,000 shares of your common stock, but you have not discussed your reasons for making this grant. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into why it was determined that the levels of compensation were appropriate in light of the factors considered.

In future filings, ENGlobal will provide a materially complete description of the correlation between performance and the payouts actually made to each of our Named Executive Officers for the applicable fiscal year as well as the other disclosure referenced in this comment.

23.	We note your disclosure on page 18 that in determining your NEOs compensation you consider, among other things, “individual performance, including achievement of individualized goals.” We also note from page 20 that “[i]n selecting recipients for equity grants and in determining the size of such grants, [you] consider various factors, including…Company and individual…pre-established performance goals.” With a view toward future disclosure, please provide us with the specific company and individual goals that you took into account when determining your NEO’s compensation. See Items 402(b)(1)(v) and (2)(v) as well as Instruction 4 to Item 403(b) of Regulation S-K.

All bonus payments to NEOs in 2008 were made pursuant to the Key Manager Incentive Plan. The Key Manager Incentive Plan establishes a bonus pool only if the Company’s annual earnings per share increases over the prior year earnings per share. If this element of corporate performance is achieved, the Compensation Committee, after taking recommendations from the Chief Executive Officer into account, allocates bonuses to the NEOs based on the following criteria:

•

job performance, including skill set, knowledge of business, job responsibilities, and achievement of individualized goals which are regularly established informally by the NEO and the Chief Executive Officer, such as achieving departmental goals and objectives, streamlining and/or improving internal controls processes or procedures, posting financial transactions accurately and timely, or completing business plan initiatives, if applicable.;

•	peer compensation comparisons;
•	value to the Company’s continued success;
•	current salary level;
•	participation in other incentive plans;
•	overcoming specific obstacles facing their segment; and
•	intangibles, such as attitude and work ethic.

Bonus determinations based on these criteria have not been made in a formulaic manner and no set percentage of a bonus award has been tied to any of the specific criteria listed.

On June 18, 2009, the Compensation Committee adopted the ENGlobal Incentive Bonus Plan to replace the Key Manager Incentive Plan, effective July 1, 2009. The Incentive Bonus Plan will provide more precise measures of corporate performance for determining bonus payments, including consolidated earnings, EBIT of a particular segment, safety performance, and collections of accounts receivable. These metrics are subject to change as the Compensation Committee determines appropriate from time to time.

24.	We note that your compensation committee considers the total compensation awarded to each executive officer. In future filings, please discuss how the committee uses this information to determine the amount of compensation to be paid to the named executive officers or modify the manner in which your compensation programs are implemented.

In future filings, ENGlobal will disclose how the committee uses total compensation to determine the amount of compensation to be paid.

25.	We note that you use peer group data in determining total direct compensation and that each of your executive’s compensation relative to this data is reflective of his experience along with other factors.
In future filings, please discuss where you target your NEOs’ compensation relative to the peer group data you collect (e.g., at the 50th percentile of the peer group data), and state where your NEOs’ compensation actually fell with respect to that target. See Item 402(b)(2)(xiv) of Regulation S-K.

In future filings, ENGlobal will specify where we target our NEO’s compensation relative to the peer group data we collect and where the NEO’s compensation actually fell with respect to that target.

26.	We note your disclosure that “Mr. Coskey is not subject to an employment agreement with the Company.” However, your exhibit list includes a Key Executive Employment Agreement entered into with Mr. Coskey, which contains an automatic renewal clause. Please clarify for us whether Mr. Coskey's employment remains in effect. Please also ensure that your disclosure in future filings accurately reflects the existence of employment agreement.

Mr. Coskey is currently subject to an employment agreement, effective January 1, 2006, that provides for an automatic renewal based on certain conditions. ENGlobal's disclosure in future filings will accurately reflect the existence of Mr. Coskey's employment agreement.

27.	In future filings, please disclose the adjustments that were actually made to the earnings per share measure that was used to measure corporate performance for the fiscal year for which you are reporting executive compensation information.

In future filings, ENGlobal will disclose the adjustments that were made to the earnings per share measure, if any, that was used to measure corporate performance for the fiscal year for which we are reporting executive compensation information.

28.	In future filings please reconcile the following statements, which appear inconsistent. On page 20, your statement that except for bonuses paid to your CEO and CFO, “amounts in the bonus pool are distributed in the discretion of the Chief Executive Officer…” On page 22, your statement that while your CEO makes recommendations regarding the other executive officers’ compensation, your “[Compensation] Committee…makes its own determinations for [y]our executives.”

In future filings, we will clarify that amounts in the bonus pool are distributed in the discretion of the Chief Executive Officer, and ratified by the Compensation Committee of the Board of Directors. In addition, while ENGlobal’s CEO makes recommendations regarding the compensation of the Named Executive Officers, the Compensation Committee makes its own determination and approves such compensation.

29.	In future filings, please clarify what you mean when you state that you “encourage stock ownership.” For example, you may wish to clarify whether you have target ownership levels for each executive officer.

We will ensure that future filings clarify our meaning of “encourage stock ownership.”

30.	We note your disclosure on page 20 that, under your Key Manager Incentive Plan, your annual incentive awards “are tied to annual achievement against earnings per share results.” Accordingly, please disclose in future filings each of the payments made to your named executive officers from your bonus pool in the “Non-Equity Incentive Plan Compensation” column of your summary compensation table. See Item 402(a)(6)(iii) of Regulation S-K and Question 119.02 of the Division’s Regulation S-K Compliance and Disclosure Interpretations. Please also disclose in future filings, in a footnote to your summary compensation table, the assumptions made in valuing your equity grants as required by the Instruction to 402(c)(2)(vi) of Regulation S-K. Please note that it is permissible to incorporate these assumptions by reference to your financial statements and related notes.

ENGlobal will ensure that future filings contain this disclosure.

In responding to the comments received from the Securities and Exchange Commission, ENGlobal acknowledges that:

ENGlobal is responsible for the adequacy and accuracy of the disclosure in their filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

If you have any questions regarding these comments, please direct them to Robert W. Raiford at (409) 840-2578.

ENGlobal Corporation

/s/ Robert W. Raiford

Robert W. Raiford Chief Financial Officer

Cc:	Division of Corporation Finance
Mr. William Coskey, Chairman
and Chief Executive Officer, ENGlobal
Mr. Randy Hale, Audit Committee Chairman
ENGlobal Board of Directors